ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

AdvisorShares Trust		09985117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 11, 2018	September 2, 2017 to September 2, 2018	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	AdvisorShares Dorsey Wright Micro Cap ETF
o	AdvisorShares Dorsey Wright ETF, each a series fund of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02) sp